Exhibit 99.1

Horizon Quantum, a Leading Quantum Software Infrastructure Company, Closes its Business Combination with dMY Squared

Transaction provides nearly $120 million of gross proceeds

Horizon to begin trading on March 20 on Nasdaq under the ticker symbol “HQ”

SINGAPORE & LAS VEGAS, NV, March 19, 2026 —ec.gov(BUSINESS WIRE)— Horizon Quantum Computing Pte. Ltd. (“Horizon Quantum”), a pioneer of software infrastructure for quantum applications, today announced that it has completed its previously announced business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”) (OTC: “DMYY”, “DMYYU” and “DMYYW”), a publicly traded special purpose acquisition company. The Business Combination was approved by dMY’s shareholders at dMY’s special meeting held on March 17, 2026. On March 20, 2026, the combined company’s Class A ordinary shares and warrants will begin trading on Nasdaq under the ticker symbols “HQ” and “HQWWW,” respectively.

Horizon Quantum is building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems. The closing of the Business Combination provides Horizon Quantum with gross proceeds of approximately $120 million, before transaction expenses, which the company plans to use to accelerate its investments in research and development, strengthen its hardware testbed, and further advance its integrated development environment Triple Alpha.

“Recent rapid progress in advancing quantum computing hardware and breakthroughs in error correction mean that the field is reaching an inflection point. With today’s closing and our Nasdaq listing, Horizon Quantum is positioned to deliver the software infrastructure that will power this next phase of computing and help enable broad quantum advantage across tough computational problems,” said Dr Joe Fitzsimons, Founder and CEO of Horizon Quantum. “While there is still much work needed before quantum computers reach their full potential, with more than 20 years in quantum computing research, I have never been more excited about the prospects and future of the technology.”

Harry You, Chairman and CEO of dMY, said, “Over the tenure of my career, I have witnessed many technology companies triumph, and I have found that the ones who are most successful in building long-term shareholder value have been those that build software infrastructure and operating systems. Horizon Quantum is compelling because the company is approaching the quantum industry with hardware-agnostic software infrastructure that stands to benefit regardless of which way the market share ultimately falls across the competing quantum modalities, including the cloud.”

Advisors

Needham & Company, LLC, served as dMY’s exclusive financial advisor and exclusive placement agent for the PIPE transaction. Ellenoff Grossman & Schole LLP represented Horizon Quantum as legal counsel and Rajah & Tann Singapore LLP represented Horizon Quantum as Singapore legal counsel. White & Case LLP represented dMY as legal counsel and TCF Law Group, PLLC represented dMY as Massachusetts legal counsel. Pillsbury Winthrop Shaw Pittman LLP represented Needham & Company as legal counsel. ICR, LLC, served as dMY’s strategic communications advisor.

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems. Founded in 2018 by Dr Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s quantum hardware and tomorrow’s applications through the creation of advanced software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at multiple levels of abstraction. Learn more at www.horizonquantum.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” with respect to Horizon Quantum. The expectations, estimates, and projections of the businesses of Horizon Quantum may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Horizon Quantum therefore cautions against placing undue reliance on any of these forward- looking statements. Many of these factors are outside of the control of Horizon Quantum and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Business Combination and the projected future financial performance of Horizon Quantum; (3) the outcome of any legal proceedings that may be instituted against the parties following the closing of the Business Combination; (4) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the Business Combination, and the advantages and expected growth of Horizon Quantum; (5) the cash position of Horizon Quantum following the closing of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (10) Horizon Quantum’s estimates of expenses and profitability; (11) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (12) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (13) the ability of Horizon Quantum’s coding languages to provide additional abstraction when compared to other quantum computing solutions; (14) the entry into the side letter, dated December 4, 2025, as amended, among Horizon Quantum, Horizon Quantum Holdings Ltd., dMY, and IonQ, Inc. (the “Side Letter”), and Horizon Quantum’s ability to recognize the benefits of the Side Letter; (15) the ability to maintain the listing of Horizon Quantum’s Class A ordinary shares and warrants on Nasdaq following the Business Combination; and (16) other risks and uncertainties included in the “Risk Factors” sections of the Registration Statement on Form F-4 filed by Horizon Quantum in connection with the Business Combination, and other documents filed or to be filed with the SEC by Horizon Quantum. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard

media@horizonquantum.com